SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer

AMBEV EARNINGS CALL

2Q & HY26


SUPERIOR
LIGHT BEER
Michelob
ULTRA
SEM
GLUTEN

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2026 and half-year 2026 (2Q26 and HY26). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2025 and half-year 2025 (2Q25 and HY25). Values in this release may not add up due to rounding.

ambev




J.J. RODRIGUEZ
7
F.ESCOBAR
4




Quilmes

FIFA WORLD CUP

FOOTBALL IS PART OF OUR CULTURE

Beer has a unique role in creating such special moments

THE FIFA WORLD CUP:
OUR STRATEGY IN ACTION


ambev
ambev
ambev

01
A semester-long platform


FLYING FISH
Quilmes
Michelob ULTRA
BRAHMA

02
Activating a portfolio



03
Multiple channels



04
Millions of points of sale

We didn't just take part in the FIFA World Cup

WE HELPED THE CATEGORY TO EVOLVE THROUGH IT


Balboa


GRACIAS POR TODO
Y POR EL FÚTBOL TAMBIÉN.
Quilmes.


FIFA WORLD CUP
PILSEN




OUR GAME
HAS ONLY
REACHED
HALFTIME

SECOND QUARTER PERFORMANCE

Total volumes

+1.4%

Beer up mid-single digit

Net revenue

+6%

Disciplined revenue management

Normalized EBITDA

+9%

With margin expansion

Normalized EPS[1]

+24%

Increased

[1] Earnings per share

Note: mid-single digit (3.4 - 6.6%)

FIRST HALF PERFORMANCE

+0.7% TOTAL VOLUMES

BEER
Growing well ahead of the total

NET REVENUE	EBITDA	NORMALIZED EPS
+7%	+10%	+10%

OPERATING CASH FLOW

ONE OF THE HIGHEST FOR A FIRST HALF

R$ 8 BN

GROWTH STRATEGY


3
Optimize our business
1
Lead and grow the category
2
Digitize and monetize our ecosystem

WE ARE BUILDING A BUSINESS WITH
STRONGER FOUNDATIONS


1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

01

LEAD AND GROW
THE CATEGORY



Top 5
markets

Strengthened **brand equity** and **market share** across our top 5 markets[1]

Beer volume growth in markets that represent

80%

of total vol.



1 Considering April/26 and May/26 data in the Dominican Republican, in comparison with the same months on the prior year.

PREMIUM

▲ 20%

NEARLY



SPATEN
STELLA ARTOIS
Corona Extra
ANTARCTICA
ORIGINAL

BALANCED

▲ +60%

NO-ALCOHOL

▲ ~20%



Michelob ULTRA
SKOL
STELLA ARTOIS
PURE GOLD
Corona Cero

FLAVORED BEER & RTDS

▲ MOMENTUM



FLYING FISH
BEATS
BEATS
BRUTAL FRUIT

ANTARCTICA SKOL BRAHMA

Presidente Quilmes

MAINSTREAM[1] CONTINUED TO IMPROVE

[1] Mainstream comprises core plus, core and value segments.


SUPERIOR LIGHT BEER
SUPERIOR LIGHT BEER
Michelob
ULTRA
SEM GLÚTEN
330ml

>50%

VOL. GROWTH
TOTAL AMBEV VS LAST YEAR



BRA & ARG

3x

VOL. GROWTH
VERSUS LAST YEAR



1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

02

DIGITIZE AND MONETIZE

OUR ECOSYSTEM

Our digital ecosystem as a key lever for category development

BEES

- Read demand faster and accurately
- Sell-out through better recommendations
- Allocate resources to the highest-return opportunities
- Strengthens our performance & help our partners grow


12:30
Ofertas de pontos
Filtro
Novas
Em andamento
VALENDO
+ PONTOS
Na compra de
CERVEJAS
Compra de 11 produtos diferentes de Cerveja
Valendo mais pontos!
700 pontos
Faltam 26 dias
2/11 compradas
9 restantes para comprar
VALENDO
+ PONTOS
AO ATINGIR O OBJETIVO
DE FATURAMENTO.

BEES
AMBEV MARKETPLACE

2Q26 and HY26 GMV[1]
~60% YOY

HY26 GROSS MARGIN
+6.7PP YOY

HY26 BRAZIL GMV[1]
2X YOY


Ofertas
Filtrar
Ordenar por
Descontos
Pontos
Bônus
Combos

[1] Gross Merchandise Value



1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

03

OPTIMIZE OUR BUSINESS

INVESTING BEHIND THE OPPORTUNITIES THAT DRIVE

LONG-TERM GROWTH

CONSISTENTLY RETURNING

EXCESS CASH TO SHAREHOLDERS

ONE ENGINE

STRATEGIC PILLARS REINFORCING EACH OTHER


1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

2Q26 & HY26

BEER VOLUME PERFORMANCE



BUs PERFORMANCE HY26

	NET REVENUE	EBITDA	EBITDA MARGIN
BRAZIL BEER	+9.3%	+9.9%	+20 BPS
BRAZIL NAB	+1.6%	+15.2%	+370 BPS
LAS	+8.1%	+9.6%	+30 BPS
CAC	+8.5%	+9.0%	+20 BPS
CANADA	+1.2%	+4.2%	+80 BPS



BU BRAZIL BEER

2Q26

INDUSTRY

- The beer industry was **slightly positive** in the quarter according to our estimates

- **FIFA World Cup** created incremental demand, nevertheless it was **offset by adverse weather**

- Sequential **improvement in category equity and participation**



BU BRAZIL BEER

2Q26

- Market share expanded year over year **for the fourth consecutive quarter, according to our estimates**
- **Estimated market share increase** across mainstream[1], premium, balanced choices and beyond beer
- **Brand equity improvement**
- **Premium market share leadership** reaching an **all-time high**



Corona Cero
STELLA ARTOIS
STELLA ARTOIS
Michelob ULTRA
ANTARCTICA
Budweiser
ANTARCTICA
Cerveja ORIGINAL
BRAHMA
BRAHMA Chopp
SPATEN MUNICH
PURO MALTE
SKOL
Corona Extra

[1]Mainstream comprises core plus, core and value segments.

THE NEW PREMIUM ARCHITECTURE


ANTARCTICA
ORIGINAL

AUTHENTICITY AND SIMPLICITY


STELLA ARTOIS
PURE GOLD
MENOS CALORIAS
SEM GLUTEN

QUIET LUXURY


Corona
Extra

OUTDOORS AND NATURAL LIVING


Michelob
ULTRA
330ml

ACTIVE AND BALANCED LIFESTYLE


SPATEN
PRO
MUNICH DUNKEL
0% VOL. ÁLCOOL
10g PROTEÍNA
CERVEJA PURO MALTE SEM ÁLCOOL
SPATEN
PRO

EXPANDING THE CATEGORY

BALANCED CHOICES

DOUBLED VOL

NO-ALCOHOL

GREW IN THE THIRTIES


Budweiser
Budweiser
0.0
ANHEUSER-BUSCH
Corona
Cero
0.0%
RICA EM VITAMINA D
CERVEJA SEM ÁLCOOL
STELLA ARTOIS
STELLA ARTOIS
PURE GOLD
MENOS CALORIAS
SEM GLÚTEN
CERVEJA PURO MALTE
SPATEN
PRO
0.
10.
0.
350ml
SUPERIOR LIGHT BEER
SUPERIOR
LIGHT BEER
Michelob
ULTRA
SEM GLÚTEN
330ml
CERVEJA • 4,2% vol.alc.
ZERO ÁLCOOL
ZERO AÇÚCAR
SKOL
ZERO ZERO
BRAHMA
0.0
BRAHMA
0.0
355ml
0,0% Vol.

MAINSTREAM[1]

BROADLY STABLE


ANTARCTICA
PILSEN
300ml
BRAHMA
Chopp
BRAHMA
Chopp
SKOL
300ml

[1] Mainstream comprises core plus, core and value segments.

BU BRAZIL BEER
2Q26

BEES

- One million points of sale
- **Beer distribution** grew +**6%**
    - With **returnable bottles** up +**4%**
    - And **premium** +**20%**


ambev

BU BRAZIL BEER

2Q26

ZÉ DELIVERY

- **GMV[1] grew 16%** versus last year
- **Orders more than doubled on Brazilian National team match**
- **Premium** already represents **35% of beer volumes**
- Balanced Choices reached approximately 7%, **2x Brazil Beer mix weight**


DELIVERY

[1] Gross Merchandise Value

BU BRAZIL BEER

2Q26

- **Net revenue** growth of **9%**
- **EBITDA** growth of **13%**
- **EBITDA margin +110** bps
- **Higher** investments due to FIFA World Cup activations



ambev
ambev
ambev

BU BRAZIL NAB

2Q26

- Volume **–4.4%**
  - **30%** channel phase out impact
- Market share progressing
- Price relativity pressure eased
- Double-digit EBITDA growth (in 2Q26 & HY26)
- EBITDA Margin more than +**300 bps** (in 2Q26 & HY26)



Note: double-digit (10,0 - 19,9%)

BU LAS
2Q26



BOLIVIA

- Double-digit vol decline
- Situation normalized by quarter end



Quilmes
CLÁSICA
710
IMPORTED
Quilmes
CERVEZA
ARGENTINA'S favorite beer
330ml
SUPERIOR LIGHT BEER

Note: double-digit (10.0 - 19.9%)

BU LAS

2Q26



ARGENTINA

- Beer vol. +low-single digit
  - **Outperforming the industry**
  - **Lapping a 2Q26 with growth**
- Premium increased by high single-digit
- Balanced reached mid-single digit mix
- Mainstream broadly stable


Quilmes
CLÁSICA
710
IMPORTED
Quilmes
ARGENTINA'S favorite beer
330ml
ULTR
FIFA
SUPERIOR LIGHT BEER

Note: low-single digit (0.2 - 3.3%), mid-single digit (3.4 - 6.6%), high-single digit (6.7 - 9.9%)

BU CAC

2Q26 & HY26

DOMINICAN REPUBLIC

- Beer **gaining share of alcoholic beverages**[1]
- **Beer volumes grew mid-single digit in 2Q26 and** high-single digit in HY26
- Premium **grew more than +40% in HY26**
- Mainstream grew low-single digit in HY26



Michelob
ULTRA
SUPERIOR LIGHT BEER
FIFA
Presidente
BEER

Note: low-single digit (0.2 - 3.3%), mid-single digit (3.4 - 6.6%), high-single digit (6.7 - 9.9%)

[1] Considering YTD up to May/26 data in the Dominican Republican, in comparison with the same period on the prior year.

BU CANADA
2Q26

- Soft industry - unfavorable weather
- FIFA World Cup driving more occasions
- Gained market share in Beer and Beyond Beer
- Low-single-digit top-line growth (2Q26 & HY26)
- Low-to-mid-single-digit EBITDA growth (2Q26 & HY26)
- EBITDA Margin expansion


SUPERIOR LIGHT BEER
Michelob
ULTRA
SEM GLÚTEN
330ml
FIFA

Note: low-single digit (0.2 - 3.3%), mid-single digit (3.4 - 6.6%)

FINANCIAL HIGHLIGHTS

2Q26 & HY26

CFO REMARKS

AMBEV HY26
FINANCIAL HIGHLIGHTS

+9.6%
Normalized EBITDA

+10.1%
Normalized Net Income

SOLID CASH FLOW

Supporting investment in organic growth and cash returns to shareholders

2Q26 AMBEV HIGHLIGHTS

DISCIPLINED RESOURCE ALLOCATION

Expansion of both Gross & EBITDA Margin while investing behind our brands

+8.9%
Normalized EBITDA

+80 BPS
Margin expansion

CONTINUED COST DISCIPLINE ALLOWING INVESTMENTS

+2.2%

2Q26 Ambev Cash COGS[1] per hectoliter

+9.7%

HY26 BR Beer Cash Cogs/ hl[1] ex marketplace

+10.7%

2Q26 Ambev Cash SG&A

Higher Sales & Marketing behind FIFA World Cup activations in 2Q26

BR BEER FULL-YEAR CASH COGS/HL[1] GUIDANCE[2] UNCHANGED

[1] Excl. non-Ambev marketplace products

[2] Between +4.5% e +7.5%

BELOW EBITDA FINANCIALS

01

R$486MI

Net financial expenses in 2Q26
Down ~50%YoY

02

19.9%

Effective Tax Rate in 2Q26
vs. 18.4% in 2Q25

03

+23.3%

Normalized Net Income in 2Q26

Reached R$ 3.5 bn

04

+24.2%

Normalized EPS in 2Q26
R$ 0.22 per share

CASH FLOW GENERATION HY26


+R$ 7.9 BN
–R$ 3.3 BN
–R$ 5.7 BN

Operating Activities
Higher EBITDA & improved working capital dynamics

Investing Activities
Deconsolidation of CAC assets & Disciplined capex

Financing Activities
Buyback & IOC payments

RETURNING CASH TO SHAREHOLDERS

01

95%

Of 208M buyback
R$ 3.2 bn disbursed

02

R$4.2BN

2025 IOC payments
To be concluded by October 2026

03

R$1.8BN

2026 IOC declared
To be paid by December 2026

04

R$5.9 BN

Returned to Shareholders YTD
Cash basis, before taxes



01

THE CATEGORY

Healthy fundamentals & growth potential



02

OUR ROLE

Bridge the gap between beer potential and its actual consumption



3
Optimize our business
1
Lead and grow the category
2
Digitize and monetize our ecosystem

03

GROWTH STRATEGY IN MOTION

Consistency in HY26 performance gives us confidence as we build on this progress


DREAM BIG
for a future with more Cheers



THANK YOU

ambev

Q&A


Budweiser
0.0
Corona
Cero
0.0%
STELLA ARTOIS
PURE GOLD
SPATEN
PRO
STELLA ARTOIS
ALCOHOL FREE
0.0%
SUPERIOR LIGHT BEER
Michelob
ULTRA
330ml
SKOL
BRAHMA